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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: American Vanity LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Jacob Stein	Mary Nguyen	David Ryngler
Dates of Board Service:	1/1/2019 - present	1/1/2019 - present	1/1/2019 - present
Principal Occupation:	Lawyer	CEO	Owner of Trademark Cosmetics
Employer:	Aliant LLP	American Vanity	Trademark Cosmetics Inc
Dates of Service:	2/1/2016 - Present	1/1/2019 - present	1/1/1994 to present
Employer's principal business:	Law firm	Skin care manufacturing	Contract manufacturer of cosmetics and other personal care items
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Aliant LLP	American Vanity LLC	Trademark Cosmetics Inc
Employer's principal business:	Law firm	Skin care manufacturing	Contract manufacturer of cosmetics
Title:	Partner	CEO	Owner and manager
Dates of Service:	2/1/2016 - Present	1/1/2019 - present	1/1/1994 to present
Responsibilities:	Managed law practice and developed an international network of offices.	Managing the team, negotiating,and setting strategic objectives.	Manage all aspect of the business
Employer:		Bridal Collective	
Employer's principal business:		Bridal manufacturer	
Title:		CEO	
Dates of Service:		7/1/2005 to present	
Responsibilities:		Managing the team, negotiating,and setting strategic objectives.	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Mary Nguyen	Greg Zilberbrand	Peter Philipp Wingsoe
Title:	CEO	COO	Head of Strategy
Dates of Service:	1/1/2019 - current	1/1/2019 - current	1/1/2019 - current
Responsibilities:	Chief Executive Officer	Operations	Overseeing the overall strategy of the brand
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Bridal Collective	Alliant	TRV
Employer's principal business:	Bridal manufacturer	International Law Practice	MNG & Mango Retailer
Title:	CEO	Director of Bus Development	CEO
Dates of Service:	July 2005 to present	August 2018 - present	2015-2019
Responsibilities:	Management	Business development and sales	Management
Employer:		S&P Global Market Intelligence	
Employer's principal business:		Financial Services and Data	
Title:		Associate Director	
Dates of Service:		January 2008 - May 2017	
Responsibilities:		Sales	

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
David Ryngler	Membership Interest, in percentages	20%
Mary Nguyen	Membership Interest, in percentages	26.36%
Greg Zilberbrand	Membership Interest, in percentages	26.36%

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

American Vanity LLC

Executive Summary

Opportunity

Problem

Since being legalized in late 2018 the CBD market has experienced exploding popularity and sales. Brands have popped up to serve many aspects of this new industry, but virtually all CBD products on the market today target its effects inside the body - in the form of tinctures, vapes, gummies, and other edibles.

Few companies have applied the many proven benefits of CBD to the skin, the body's largest organ! Those that have use "off-the shelf" products and just add CBD oil. This approach has created a huge opportunity in the premium segment of the market, which currently has no quality, trusted brands offering truly revolutionary and effective skin care products.

Solution

We at American Vanity realized the luxury CBD skincare market was wide open for a strong, trusted, science-based brand. We created American Vanity to meet the significant unmet need for highly effective, science-based CBD skincare that penetrates deep into the skin to deliver undeniable results.

We effectively reverse engineered a successful skincare brand in the CBD space by anticipating common challenges and needs and building our company around addressing them. We established a deep partnership with our manufacturer (they are our largest seed-round investor), created a strong team with skincare, sales, marketing, retailing, and operations expertise, we formulated a complete line of highly effective skincare products, and have began to recruit a tight team of influencers. American Vanity has already created the tools and foundation to dominate the top end of the CBD skincare market.

Our primary strength is BioAdvance CBD, a proprietary delivery system that delivers CBD below the top layers of the skin up to 30 times more effectively than the competition.

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FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Market

The global market for skincare is massive (reaching $141B USD in 2019) and remarkably resilient, growing 3-6% per year for the last decade (and declining less than 1% during the Great Recession.) Moreover, recent market trends have moved strongly away from makeup to a more natural look favoring skincare.

Meanwhile, the market for CBD is exploding. Growing from an already sizable $4.6B in 2018 to an estimated $9.3B in 2020. Market analysts (Grandview Research) are expecting this growth to continue at an annual rate of over 20% for the foreseeable future.

The real magic of a CBD skincare brand is the current lack of competition in an otherwise extremely competitive space. Due to conflicting state regulations, slow acceptance by the financial and marketing industries, and general cautious approach by the conglomerates, the world's beauty giants are sitting on the sidelines, preferring to wait for winners to emerge that they will acquire. This is a very typical strategy employed by conglomerates (in any industry) as can be seen in the recent spate of transactions involving "indie" skin care brands (in 2019 alone the global giants purchased Tatcha, Drunk Elephant, Dr Jart+, Kylie Cosmetics, Filorga, Elemis, Morphe, Olaplex, and others.)

Competition

The major skin care players are not currently involved in the CBD market, preferring to wait to buy the winners. While many companies are offering CBD infused skincare products, to date, no one is offering science-driven, highly effective products focused on penetrating into the skin to deliver the true benefits of CBD. Little attention is given to the quality of formulation, effectiveness of the products, packaging and design, and creating a community of loyal followers.

We set out to create a truly revolutionary product. Realizing the draw-backs of existing CBD skin care, we spent almost two years developing BioAdvance CBD, our proprietary delivery system to bring CBD down deep into the skin where its amazing benefits can be felt and seen almost immediately.

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OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Why Us?

We have done the heavy lifting of building a winning brand: we built a strong and deep team of experts, with experience in skincare formulation and development, skincare retail, skincare education, marketing, PR, sales, and operations. Our team developed superstar products with an undeniable hook, designed and sourced gorgeous packaging, have started spreading the word on our brand and ethos, and are already selling product direct to consumers and into retailers. We have all the pieces in place to build the dominant trusted brand in the fast growing CBD skincare market.

American Vanity was founded by successful entrepreneur Mary Nguyen and celebrity skin care expert Veronica Barton-Schwartz. Following many years in fashion (having founded Enzoani (now known as The Bridal Collective) in 2005 and growing it into a global bridal powerhouse) Mary decided to pursue her first love, beauty and skin care. She has been a life-long skin care enthusiast and admits that she has tried almost every notable skin care brand on the market. Veronica brings over forty years of professional esthetics experience, and a star-studded clientele of Hollywood A-listers (including Academy-award winners), some of music's biggest names, royals from around the world, and Fortune 100 CEOs.

Veronica's deep knowledge of skincare ingredients and applications methodologies paired perfectly with Mary's enthusiasm. Combining their passion and experience, Mary and Veronica co-founded American Vanity with a mission to empower through beauty and self-care. They have assembled a team of prominent skincare scientists, formulators and beauty enthusiasts, to develop products that leave skin transformed and your entire way of being, empowered.

After two years of development we are bringing to the market our BioAdvance CBD delivery system, which is up to 30 times more effective than traditional CBD oil found in our competitors' products. We intend to deliver to our customers not just CBD skincare, but CBD skincare that actually works!

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Expectations

Forecast

Creating an accurate forecast during Covid has been more difficult than normal as we have had to delay wide retail availability in our main specialty skincare segment. In addition, continuing limitations on marketing and placement of products containing CBD have made it more challenging to reach our customers online (though this of course benefits us as well by keeping major players on the sidelines.) Given these limitations, we have tried to be very conservative in developing our financial projections.

For 2021 we are projecting net sales of $2.0-$3.0 million spread between our DTC platform and various retail partners. We further project revenue to increase quickly in 2022-2024 as the brand gains awareness and the limitations around CBD gradually disappear.

We anticipate gross margins in the 35-45% range in 2021, eventually reaching 60+% as we scale revenue. We model becoming profitable and cash-flow positive on a monthly basis during the holidays of 2021 and on a full-year basis in 2022.

Financial Highlights by Year





American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Financing Needed

American Vanity was launched with a $600,000 seed round raised in early 2019. We utilized this funding to build our team, formulate and develop our product lineup, design and procure primary and secondary packaging, produce initial products, design website and collateral materials, and initiate social media, affiliate, and brand ambassador marketing. We are now seeking funding to greatly and quickly scale distribution to establish American Vanity as the dominant CBD skincare brand at the top-end of this fast-growing market.

Funding from this campaign will be used to develop and implement digital marketing programs, expand our sales team, build-out our affiliate network, procure additional inventory (necessary as there is a 4-6 month lead time on packaging), and provide additional working capital. We expect this funding to last us 18-24 months at which time we expect to reach profitability and either self-fund or raise debt capital going forward.

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Opportunity

Problem & Solution

Problem Worth Solving

CBD from the hemp plant has been used medicinally for hundreds of years. Yet until December 2018, this natural non-psychoactive compound was illegal in the United States and most of the world. This all changed with the signing of the 2018 Farm Bill which legalized hemp and its extracts at the Federal level. Hemp and CBD were also legalized across most of Europe and in other countries. One of the effects of this shift was the ability for research to take place and many exciting studies have shown the amazing effects of cannabidiol (CBD).

Despite much promising research virtually all CBD products on the market target its effects inside the body - in the form of tinctures, vapes, gummies and other edibles. Few companies have applied the many proven benefits of CBD to the skin, the body's largest organ! And the few that do, just use off-the shelf products and add CBD oil.

We realized there existed a significant unmet need to provide highly effective, science-based CBD skincare that penetrates into the skin to deliver CBD's benefits deep down where it can do the most good.

Our solution

We set out to "do it right." We only know one way to do business and that's to offer the very best possible products to our customers, to create truly effective skincare products that maximize the healing power of CBD, to be responsible corporate citizens, to be inclusive and representative, and to make a significant difference in the lives of all our stakeholders - our customers, employees, community, and of course our investors!

Starting with this founding belief, we set out to make revolutionary skincare formulations, sparing no expense on the highest quality ingredients, CBD products, and packaging. Highly effective products that reduce signs of aging and help create beautiful, young-looking skin are the foundation of everything we do.

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FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

We found that regular CBD oil doesn't penetrate the skin barrier, offering few benefits to the beauty consumer. To solve that problem we created the BioAdvance CBD delivery system to bring the healing powers of CBD deep into the dermis to create remarkable results. We paired our highly effective and absorbent CBD (up to 30x more absorbent than traditional CBD oil) with the best proven skincare ingredients including hyaluronic acid, seaweed extracts, natural botanicals and fruit extracts, squalane, Jojoba oil, and more. This synthesis of the most effective legacy skincare ingredients and our organic CBD, all delivered deep into the skin via the BioAdvance CBD delivery system, creates what we believe is the best skincare available on the market.

Target Market

The global skincare market is vast, expected to reach $148 billion in 2020. More importantly for American Vanity, existing conglomerates are slow to adapt and as a result so-called Indie brands (independent/young brands) have captured more than 50% of the prestige beauty market and continue to capture more.

Meanwhile, cannabis and CBD are continuing to explode in popularity and are increasingly adopted by consumers. A recent survey found that 84% of consumers believe cannabis and its extracts have valid medical uses. While the market for CBD is young, it is growing extremely quickly - expected to reach $9.3 billion in 2020 and almost triple to $25 billion by 2025.

We expect our largest customer segment to be comprised of successful women 35-44 years old. These consumers are established professionals, are comfortable with trying new brands, shopping online, and are just beginning to experience signs of aging meaning they are even more willing than previously to try new and effective products. Our secondary target customers are 45-60 year old women and younger women aged 25-34. While these groups are motivated by different skincare issues, both are open to new products they believe will be effective in resolving their concerns. For instance, early research indicates CBD may be very effective in combating acne, a benefit that would appeal to younger consumers who may struggle with break-outs and have a hard time finding effective yet gentle and clean skin care products. Similarly, all of our products are formulated to hydrate and plump skin reducing the signs of aging, benefits that appeal to older consumers who may experience dry skin and fine lines/wrinkles.

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FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Competition

Current alternatives

The skin care market is intensely competitive and dominated by several legacy skincare conglomerates (L'Oreal, Estee Lauder, Shiseido, COTY and others.) These large companies rely on tried and tested formulas, and are slow to change and adapt to today's consumer wants & needs. Existing independent brands are testing new formulas that include ingredients like CBD, but they either lack proper science to back up their claims or lack the branding and marketing strategy that is required when looking to build long-standing relationships.

While many companies are offering CBD infused skincare products, to date, no one is offering science-driven, highly effective products focused on penetrating into the skin to deliver the true benefits of CBD. Almost all current products on the market utilize CBD oil in an oil-based formation. This is because CBD comes in oil form and is difficult to formulate into water. However, the draw-backs of oil based formulas are many: the CBD in oil-based formulas will sit on the skin and not penetrate where it could actually do some good, oil may clog pores and cause the very skincare problems it is supposed to solve, leave the skin feeling oily, and often smells like cannabis!

We set out to create a truly revolutionary product. Realizing the draw-backs of existing CBD skin care, we spent almost two years developing BioAdvance CBD, our proprietary delivery system to bring CBD down deep into the skin where its amazing benefits can be felt and seen almost immediately. The BioAdvance CBD delivery system produces an up to 30x absorption compared to traditional CBD oil.

The feedback from our early users has been stellar - our products have smoothed stubborn wrinkles, hydrated dry flaky skin, cleared up acne and rosacea, and more. We believe there are currently no products on the market that can compete with American Vanity on effectiveness, beauty, and luxury.

Our advantages

We recognize that skincare is a competitive market. Entering the market as a CBD-first skincare company makes our job easier as the major players are sitting on the sidelines waiting to buy the "winners." To maximize our chances of success, and the

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FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

returns on your investment, we have sought to stack the deck in our favor by developing a number of competitive advantages:

- Formulation and Manufacturing - We have developed a deep partnership with our manufacturer - one of the country's leading formulators and manufacturers of premium skincare. As a seed-round investor and a major equity holder they have a vested interest in the success of American Vanity. They believe in our team and mission and put up their own money to prove it. This provides us with an unfair advantage in many ways - we receive free formulation and testing services; we are not subject to minimum order quantities; we are placed first in line for production; our products are batch-crafted in the lab by highly trained chemists, not on the production floor in giant vats; we receive special "friends and family" pricing and fulfillment services.
- Deep bench - our founding team brings deep expertise in skincare, marketing, sales, business development, and finance, making us uniquely positioned for rapid growth.
- Agile R&D - with in-house capabilities to develop, test, and launch new and innovative products every 3-6 months using the latest ingredients and research.
- Intellectual Property - our product line features proprietary formulations and the trademarked BioAdvance CBD delivery system that delivers CBD deep into the skin to provide its incredible benefits. Anyone can put CBD into a moisturizer, but unless it can penetrate past the skin's natural defenses, users will not experience its benefits.

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Execution

Marketing & Sales

Marketing Plan

At American Vanity, we understand that in a competitive market we must combine the efficacy of our products with a marketing strategy that generates an emotional response. We launched American Vanity in March 2020 with an exclusive event featured on People, DailyMail, Extra, US Weekly, and InTouch.

Our marketing starts with the emotional appeal of our name. To us the word "Vanity" suggests a positive mindset. Vanity equates to self-improvement, self-care, and empowerment. When we pursue beauty (vanity) we get up early to exercise, we eat well, we take care of ourselves, and present our best self to the world.

Covid did not deter our efforts. We have pivoted from a retail-first approach to a direct-to-consumer model, and have used the past ten months to refine our products, packaging, website, social medial channels, and so much more. Our team has been working tirelessly to get us ready for the mainstream market, and we are ready to explode out of the gate.

From our elevated packaging, to our experiential events, to our high level of customer care, we are a human-centered brand. Our customers are our biggest fans and advocates, and we are also building out an army of affiliate marketers and brand ambassadors.

For 2021 we are focused on adding more layers to our omnichannel strategy that will include a digital ad buy across premium publishing sites as well as various social media platforms aimed at driving brand awareness and direct-to-consumer sales.

Sales Plan

Our sales plan includes selling through five major channels:

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

1. direct to consumer through our state-of-the-art Americanvanity.com website;
2. med-spa and specialty skincare retailers;
3. affiliate marketers and brand ambassadors;
4. third party e-commerce sites such as Fleur Marche, Standard Dose, White Label CBD Market and others; and
5. luxury mass retailers including Blue Mercury, Douglas GmbH, Nordstrom, Saks Fifth Avenue, and others.

Direct to Consumer Channel

To date, marketing and PR efforts have focused on increasing brand awareness and driving traffic to the Americanvanity.com website. Early sales experience has allowed us to gather customer feedback, build out and iterate our fulfillment process, develop and refine brand messaging, and build our online community. Using the funds raised from our crowdfunding investors we will drive traffic through: editorial placement into popular skincare and beauty blogs and print publications to generate brand awareness; influencer campaign focused around 50-75 select influencers who will become American Vanity evangelists and brand ambassadors; influencer and community based local brand activation events (on hold due to Covid-19); limited paid advertising where available (CBD continues to be restricted by many popular paid online channels); owned social media channels on Instagram, Facebook, YouTube, Twitter, and the American Vanity blog.

Med-Spa and Specialty Retail

We have a sales team in place actively expanding our retail footprint with med-spas, dermatologist and plastic surgeon offices, and other specialty retailers that meet our quality criteria. We anticipate this to be a major source of growth starting in mid-2021.

Affiliate Marketers and Brand Ambassadors

Real-world and online affiliate marketers are able to quickly generate significant revenue. We are currently negotiating a joint venture with one of America's leading creators of affiliate marketing programs, to establish our recruitment, software, distribution, and compensation systems.

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FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

We have built out a brand ambassador program, creating a system of incentives for real-world and online influencers to promote and evangelize American Vanity products. We are continuing to refine the ambassador compensation and sales tracking, and continuing to recruit new ambassadors. In the long-term this will create a loyal and profitable sales channel.

3rd Party E-Commerce Retailers

A number of high quality online retailers have launched over the past year striving to become the "Sephora" of the fast-growing CBD market. Several players have built high-quality, luxury online properties by vetting and curating select products, engaging with their customers, providing valuable educational content, videos, community events, etc. In addition to our direct e-commerce site, American Vanity has and will continue to approach select third party e-tailers that match our brand value and target customer. Given the current void in the luxury CBD skincare market, we anticipate rapid acceptance.

Mass Retailers

Following successful launch on our direct e-commerce platform, select e-tailers, and boutique brick and mortar retailers (including med-spas, skincare boutiques, high-end dispensaries, etc.) American Vanity will seek distribution into one or more luxury national retailers. Several perspective chains have already introduced CBD "store-within-a-store" concepts and are actively looking for new, high-quality brands across the cannabis product spectrum.

The current nascent state of the CBD skincare market has resulted in elite luxury retailers overlapping products with drug stores. We believe this is due to the lack of strong, differentiated luxury brands offering premium products in the space. Due to the economics of mass retail (great if they come to you, less so if you come to them), American Vanity will first pursue other distribution channels to build momentum and brand recognition.

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Operations

Locations & Facilities

American Vanity is proud to be a California brand! We are headquartered in Los Angeles and all our products are formulated, manufactured, and packaged just 30 miles East of Los Angeles in Riverside, California. We are an asset-light business and are are closely integrated with our manufacturer. As such, we do not anticipate any meaningful facilities needs other than an office to house our corporate teams - operations, sales, marketing, and customer service. Currently, due to the pandemic our team is working remotely. This will continue for the foreseeable future on at least a partial basis, further limiting our office needs.

Technology

As a independent brand, we use a number of technology platforms to manage our business. Americanvanity.com is a Wordpress and Shopify site which utilizes numerous tools to enhance the customer experience and provide us valuable data. Our current accounting needs are met by Quickbooks and we use a number of other industry-standard tools such as Klaviyo, Docusign, Rangeme, and others. We anticipate these tools will evolve as we grow and our business grows in complexity and size.

We are also using a number of social media management apps to help us build out and manage our social media channels and to grow a loyal base of fans and followers.

Equipment & Tools

We are a very asset-light business and while our manufacturing partner operates an amazing, modern 160,000 sq ft facility, we do not have any equipment needs outside some laptops.

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
Formulate and test launch product line-up	Completed	We formulated (and then re-formulated... many times,) tested, and perfected a 7 SKU launch product line-up.
Design and source primary and secondary packaging	Completed	We combed through bottle suppliers from around the world to find one that met our quality and sustainability needs. We then carefully crafted our brand look and feel relying on experts in skin care and industrial design.
Plan and Prepare Distribution Network	Completed	We consulted direct to consumer brand teams and met with a number of 3rd party pick and pack providers to craft our distribution strategy. We are currently self-distributing as we learn the process and are ready to hand-off at volume.
Build brand ambassador team	February 28, 2021	We have begun to build a team of dedicated and enthusiastic skin care experts to spread the word on the powerful skin transformations achieved by our product. We will continue to grow this group into the future.
Build direct sales team	February 28, 2021	Due to the current limitation on marketing CBD products online, we have started to build a team of direct sales-people to grow brand awareness and revenue. We will intensify this effort when we raise additional funds.
Add new lower-priced line of CBD skincare products	June 30, 2021	Our intention with pricing American Vanity as an aspirational product was always to add a more approachable line of skincare products featuring our advanced formulations and ultra-high absorption CBD.

Key metrics

As a luxury skincare brand, we have several facets of our business, each with its own key metrics. On the brand side important metrics for us include revenue (obviously!), reorder rate, number of retail locations, average order size, all-in gross margins, and various input costs such as commissions, shipping costs,

14



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

return rates, social engagement and followers, customer satisfaction rates, and others.

Our AmericanVanity.com website has its own key metrics that are specific for online retail. Some of the most important include: conversion rate, site traffic, new vs returning visitors, time on site, cart abandonment rate, average order value, customer acquisition cost, return on ad spend, customer lifetime value, email metrics such as open and click-through rates, and many others.

As a young brand, we are primarily focused on growing brand awareness and initial revenue. Once we have established the American Vanity brand, we anticipate gradually switching focus from growth to fine-tuning operations, reducing costs, and optimizing retail locations.



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Company

Overview

Ownership & Structure

American Vanity LLC is a Delaware registered limited liability company. Our primary equity owners are the founding team and our seed-round investors. Equity interests are equitably distributed among several individuals, and no single owner has a controlling stake.

Company history

When Mary and Veronica first met and hit it off, little did they know their shared passion for skincare and the healing power of CBD would change both their lives. United by their desire to spread the message of CBD's skincare benefits and make truly efficacious products available to anyone in the comfort of their home, the two women knew they had to work together to bring their vision of a science-driven luxury CBD skincare brand into reality.

Following many years in fashion (having founded Enzoani in 2005, a leading global bridal powerhouse) Mary decided to pursue her first love, beauty and skincare. She has been a life-long skincare enthusiast and admits that she has tried almost every notable skincare brand on the market. Veronica brings over forty years of professional esthetics experience, and a star-studded clientele of Hollywood A-listers (including Academy-award winners), some of music's biggest names, royals from around the world, and Fortune 100 CEOs.

Veronica's deep knowledge of skincare ingredients and applications methodologies paired perfectly with Mary's enthusiasm. "As soon as we met, we knew that we are kindred spirits, with shared passions and values. Launching American Vanity made perfect sense," states Mary. Combining their passion and experience, Mary and Veronica co-founded American Vanity with a mission to empower through beauty and self-care. They have assembled a team of prominent skincare scientists, formulators and beauty enthusiasts, to develop products that leave skin transformed and your entire way of being, empowered.

16


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

During a very busy 2019 we assembled our executive team, professionals with decades of experience in skincare, marketing, sales, operations, finance, logistics and manufacturing. We developed BioAdvance CBD, our revolutionary delivery system that brings CBD deep into the skin where it is able to deliver its transformative benefits (achieving up to 30x the absorption of regular CBD in half the time.) We formulated our skincare regimen consisting of seven break-through products designed to provide immediate results, developed and sourced packaging, established partnerships with estheticians, influencers, doctors, manufacturers, public relations experts, and much more!

2020 brought more exciting activity as we launched the Americanvanity.com store, hosted a star-studded first look event at the beautiful Sunset Towers hotel in Hollywood, and began recruiting retail partners. Our activities were somewhat hampered due to the Covid pandemic and closure of many of our ideal retail clients. As a result we are re-focusing from a retail first distribution model to direct-to-consumer and affiliate channels.

This October, we partnered with one of the leading providers of affiliate networks (they've generated billions of dollars in affiliate revenue over the last few years). This partnership will shape the future of American Vanity and enable us to greatly broaden our distribution reach and brand recognition. To take full advantage of this opportunity, we are seeking additional funding for inventory, marketing activities, additional personnel, and other expenses that arise when a company undergoes explosive growth.

Team

Management team

Proudly made in Los Angeles, American Vanity is led by a diverse, highly-experienced and motivated team of executives and entrepreneurs with decades of experience in marketing, sales, operations, skincare formulation and manufacturing, aesthetics, and skin care retail. Our founders have started and scaled businesses, produced some of the world's leading skincare brands, and spent over 40 years in the skincare industry.

Mary Nguyen, CEO and Co-Founder - Mary is a successful entrepreneur and founder of Enzoani (recently rebranded to The Bridal Collective), a leading prestige

17



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

bridal fashion house with multiple well-known brands, sold at more than 2,000 retailers in 60 countries. Mary holds an MBA from Chapman University.

Veronica Barton-Schwartz, Co-Founder and Celebrity Esthetician - with more than 35 years of experience in skincare Veronica regularly appears in top beauty publications and TV shows as a skincare and beauty expert. At her Malibu and Santa Monica spas, Veronica's celebrity clients include Julia Roberts, Angelina Jolie, Cher, Miranda Kerr, and many others.

David Ryngler, Advisor and Co-Founder - David is the founder of our manufacturing partner Trademark Cosmetics Inc., a leading cosmetics and skincare manufacturer. In addition to being a seed-round investor, David with 25+ years experience in the skin care field has been an invaluable resource for American Vanity.

Greg Zilberbrand, COO and Co-Founder - Greg is a finance professional with over 20 years of operations, transactions, and b2b sales experience. Greg has extensive experience working with business owners and senior managers on optimizing operations, supply chain, corporate finance, distribution, and sales functions. Greg holds an MBA from USC.

Mark Quest, CMO and Co-Founder - Mark has been building and growing brands for over 20 years. He was instrumental in the launch of True Religion Brand Jeans and has since operated several independent agencies which he closed to join American Vanity.

Peter Philipp Wingsoe, Head of Sales - Philipp brings decades of experience building profitable brands and companies around the world and specializes in helping brands grow via strategic marketing, brand and product development, licensing, sales, and distribution. Previously CEO of Mango in Asia, Philipp has served as a board member, advisor, and consultant for numerous start-ups including Trimark Companies, Fico Corporation, Moon Ultra, and IntraCare.

Rembrandt Flores, Head of PR - Rembrandt is the founder and CEO if EFG PR and social media influencer with over 20 years of experience in public relations. Rembrandt has worked with such brands as Away Luggage, Shiseido, Tinder, Casper, Juul, and Playboy.

18



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Tina Yeghiazarian, Sales Director - Tina has spent more than 20 years in sales, managing sales teams at various beauty and healthcare practices, most recently heading sales for Boslyy Hair Restoration. Tina holds an MBA from Woodbury University.

Advisors

Ronnie Shugar, Advisor - Ronnie is the founder and CEO of Raw Sugar Living, a leading organic beauty and haircare brand. He brings over 30 years of experience in product innovation, business development, and package design in the health & beauty industry.

Kevin Trosian, Advisor - Kevin brings over 20 years of experience in corporate finance, capital markets, and investor relations at public companies. Kevin holds an MBA from USC.

Alex Arnold, Advisor - Alex brings over 20 years of experience in skincare marketing and sales. He has built an international reputation for his ability to build out worldwide affiliate marketing networks that have generated billions of dollars in sales.

19



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Financial Plan

Forecast

Key assumptions

A large number of key assumptions went into creating our financial projections, including industry averages, best estimates, and achieved operational results. Over the past several months in the market, we have gained valuable experience on actual costs and projections on many aspects of operating and growing our business.

In addition, we have endeavored to make all assumptions on a conservative basis. For instance, no product price increases are modeled into our plan for the next five years and many costs which are expected to fall with volume have been kept flat. We believe our model is achievable and in fact expect to deliver better than forecasted results once we are successful in raising needed growth capital.

We built-up our revenue projection on a segment-by-segment and product-by-product basis. Our Direct To Consumer revenue projections are based on industry conversion rates and our actual 2020 average order size. Third party E-tailer revenue projections are based on industry averages and early talks with several e-tailers. For the Med-Spa and Mass Retail segments we utilized estimates of "doors" and sales by location to arrive at our annual projection for those customer groups.

Cost of goods are projected based on our actual cost experience. Over the course of 2019 and 2020 we worked with numerous industry suppliers to develop various portions of our COGS such as primary and secondary packaging, product formulation and production, third-party logistics services, and others. To be conservative we have either kept expense items flat or reduced them at very modest rates to account for larger order volumes.

SG&A line items were projected using our actual cost experience from 2020 and industry guidelines as well as the collective experience of our founding team, many of who are entrepreneurs having started multiple businesses.

20



FP: truCrowd

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Revenue by Month



Expenses by Month



21



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

American Vanity LLC

Net Profit (or Loss) by Year



Financing

Use of funds

We are seeking financing for a number of operational reasons. We are anticipating to scale our affiliate relationships over the next few quarters, this will require us supporting the brand with marketing activities, purchases of additional inventory and packaging which we have to pay for months before we are able to sell. In addition, as revenues grow we will have to scale our team and all our systems to effectively manage growth. All these activities will cause a net outflow of funds over the next 12-18 months before our profitability can provide enough cash to self-finance future growth.

Sources of Funds

American Vanity received seed-round financing of $600,000 in early 2019. We utilized this investment to develop BioAdvance CBD, formulate our products, design and procure primary and secondary packaging, build the American Vanity brand, recruit our amazing team, build our website and establish our fulfillment processes. In early 2020, we received a loan for $100,000 from one of our early investors, and a PPP loan that we anticipate will be forgiven. We anticipate

22


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

completing a crowd-funding campaign in late 2020 to raise additional funds needed for our planned expansion.

23



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Statements

Projected Profit and Loss

	2021	2022	2023
Revenue	**$3,290,388**	**$9,045,450**	**$15,018,850**
Direct Costs	**$2,242,945**	**$4,973,963**	**$7,798,650**
Gross Margin	$1,047,443	$4,071,488	$7,220,200
Gross Margin %	**32%**	**45%**	**48%**
Operating Expenses			
Salaries & Wages	$359,976	$688,000	$844,000
Employee Related Expenses	$71,995	$137,600	$168,800
Digital Ad Spend	$120,000	$240,000	$480,000
Shopify Fees	$16,030	$32,000	$54,000
Marketing and Promotional	$485,000	$2,000,000	$3,500,000
Accounting and Legal	$30,000	$60,000	$120,000
Office and Admin	$10,000	$15,000	$22,500
Insurance	$7,000	$16,000	$28,000
Travel and Entertainment	$9,600	$17,500	$30,000
Office / Warehouse Rent	$15,000	$37,500	$46,700
Web Dev and IT	$50,000	$115,000	$205,000
Amortization of Other Current Assets	$0	$0	$0
Total Operating Expenses	**$1,174,601**	**$3,358,600**	**$5,499,000**
Operating Income	**($127,159)**	**$712,888**	**$1,721,200**
Interest Incurred	$0	$0	$0
Depreciation and Amortization	$21,025	$71,833	$108,084
Gain or Loss from Sale of Assets			
Income Taxes	$0	$98,574	$322,623
Total Expenses	**$3,438,571**	**$8,502,970**	**$13,728,356**
Net Profit	**($148,184)**	**$542,480**	**$1,290,494**

24



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Net Profit / Sales	**(5%)**	**6%**	**9%**

25



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Projected Balance Sheet

	Starting Balances	2021	2022	2023
Cash	$45,000	$329,339	$470,790	$1,664,223
Accounts Receivable	$0	$0	$0	$0
Inventory	$250,000	$1,243,496	$1,949,659	$1,949,664
Other Current Assets		$96,000	$276,000	$555,000
Total Current Assets	**$295,000**	**$1,668,834**	**$2,696,449**	**$4,168,887**
Long-Term Assets		$305,000	$405,000	$655,000
Accumulated Depreciation		($21,025)	($92,858)	($200,942)
Total Long-Term Assets		**$283,975**	**$312,142**	**$454,058**
Total Assets	**$295,000**	**$1,952,809**	**$3,008,591**	**$4,622,945**
Accounts Payable	$60,000	$804,487	$1,291,454	$1,535,607
Income Taxes Payable	$0	$0	$31,662	$79,717
Sales Taxes Payable	$0	$81,510	$96,187	$147,843
Short-Term Debt	$20,004	$20,004	$20,004	$20,004
Prepaid Revenue				
Total Current Liabilities	**$80,004**	**$906,001**	**$1,439,307**	**$1,783,171**
Long-Term Debt	$79,996	$59,992	$39,988	$19,984
Long-Term Liabilities	**$79,996**	**$59,992**	**$39,988**	**$19,984**
Total Liabilities	**$160,000**	**$965,993**	**$1,479,295**	**$1,803,155**
Paid-In Capital	$600,000	$1,600,000	$1,600,000	$1,600,000
Retained Earnings	($465,000)	($465,000)	($613,184)	($70,704)
Earnings		($148,184)	$542,480	$1,290,494
Total Owner's Equity	**$135,000**	**$986,816**	**$1,529,296**	**$2,819,790**

26



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Total Liabilities & Equity	**$295,000**	**$1,952,809**	**$3,008,591**	**$4,622,945**

Projected Cash Flow Statement

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	($148,184)	$542,480	$1,290,494
Depreciation & Amortization	$21,025	$71,833	$108,083
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($993,496)	($706,164)	($5)
Change in Accounts Payable	$744,487	$486,967	$244,154
Change in Income Tax Payable	$0	$31,662	$48,055
Change in Sales Tax Payable	$81,510	$14,677	$51,656
Change in Prepaid Revenue			
Net Cash Flow from Operations	**($294,657)**	**$441,456**	**$1,742,436**
Investing & Financing			
Assets Purchased or Sold	($401,000)	($280,000)	($529,000)
Net Cash from Investing	**($401,000)**	**($280,000)**	**($529,000)**
Investments Received	$1,000,000		
Dividends & Distributions			
Change in Short-Term Debt	$0	$0	$0
Change in Long-Term Debt	($20,004)	($20,004)	($20,004)
Net Cash from Financing	**$979,996**	**($20,004)**	**($20,004)**
Cash at Beginning of Period	$45,000	$329,339	$470,790
Net Change in Cash	$284,339	$141,452	$1,193,432
Cash at End of Period	**$329,339**	**$470,790**	**$1,664,223**

27



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Appendix

Profit and Loss Statement (With monthly detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Total Revenue	$33,525	$75,125	$56,338	$74,100	$104,675	$123,900	$169,750	$223,625	$285,800	$441,800	$693,150	$1,008,600
Total Direct Costs	$23,485	$48,797	$43,366	$52,451	$74,436	$96,958	$121,042	$158,845	$200,398	$309,025	$447,132	$667,010
Gross Margin	$10,040	$26,328	$12,972	$21,649	$30,239	$26,943	$48,708	$64,780	$85,403	$132,775	$246,018	$341,590
Gross Margin %	30%	35%	23%	29%	29%	22%	29%	29%	30%	30%	35%	34%
Operating Expenses												
Salaries and Wages	$23,748	$23,748	$28,748	$28,748	$28,748	$28,748	$28,748	$33,748	$33,748	$33,748	$33,748	$33,748
Employee Related Expenses	$4,750	$4,749	$5,750	$5,749	$5,750	$5,750	$5,749	$6,750	$6,749	$6,750	$6,750	$6,749
Digital Ad Spend	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Shopify Fees	$175	$350	$280	$425	$600	$780	$920	$1,150	$1,400	$2,500	$3,200	$4,250
Marketing and Promotional	$10,000	$20,000	$15,000	$15,000	$35,000	$25,000	$30,000	$35,000	$50,000	$50,000	$100,000	$100,000
Accounting and Legal	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Office and Admin	$300	$500	$600	$600	$600	$800	$800	$1,000	$1,000	$1,200	$1,200	$1,400
Insurance	$0	$0	$0	$3,500	$0	$0	$0	$0	$0	$3,500	$0	$0
Travel and Entertainment	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800	$800
Office / Warehouse Rent	$0	$0	$0	$0	$0	$0	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Web Dev and IT	$1,000	$1,000	$1,000	$1,000	$30,000	$6,000	$4,000	$2,000	$1,000	$1,000	$1,000	$1,000

28



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$53,273**	**$63,647**	**$64,678**	**$68,322**	**$113,998**	**$80,378**	**$86,017**	**$95,448**	**$109,697**	**$114,498**	**$161,698**	**$162,947**
Operating Income	**($43,233)**	**($37,319)**	**($51,706)**	**($46,674)**	**($83,759)**	**($53,435)**	**($37,310)**	**($30,667)**	**($24,295)**	**$18,277**	**$84,320**	**$178,642**
Interest Incurred	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation and Amortization	$8	$50	$134	$300	$550	$966	$1,467	$2,050	$2,717	$3,450	$4,250	$5,083
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$76,766**	**$112,495**	**$108,176**	**$121,074**	**$188,984**	**$178,301**	**$208,527**	**$256,343**	**$312,812**	**$426,972**	**$613,080**	**$835,041**
Net Profit	**($43,241)**	**($37,370)**	**($51,839)**	**($46,974)**	**($84,308)**	**($54,402)**	**($38,777)**	**($32,717)**	**($27,012)**	**$14,827**	**$80,070**	**$173,559**
Net Profit / Sales	**(129%)**	**(50%)**	**(92%)**	**(63%)**	**(81%)**	**(44%)**	**(23%)**	**(15%)**	**(9%)**	**3%**	**12%**	**17%**

29



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

American Vanity LLC

	2021	2022	2023
Total Revenue	**$3,290,388**	**$9,045,450**	**$15,018,850**
Total Direct Costs	**$2,242,945**	**$4,973,963**	**$7,798,650**
Gross Margin	$1,047,443	$4,071,488	$7,220,200
Gross Margin %	**32%**	**45%**	**48%**
Operating Expenses			
Salaries and Wages	$359,976	$688,000	$844,000
Employee Related Expenses	$71,995	$137,600	$168,800
Digital Ad Spend	$120,000	$240,000	$480,000
Shopify Fees	$16,030	$32,000	$54,000
Marketing and Promotional	$485,000	$2,000,000	$3,500,000
Accounting and Legal	$30,000	$60,000	$120,000
Office and Admin	$10,000	$15,000	$22,500
Insurance	$7,000	$16,000	$28,000
Travel and Entertainment	$9,600	$17,500	$30,000
Office / Warehouse Rent	$15,000	$37,500	$46,700
Web Dev and IT	$50,000	$115,000	$205,000
Amortization of Other Current Assets	$0	$0	$0
Total Operating Expenses	**$1,174,601**	**$3,358,600**	**$5,499,000**
Operating Income	**($127,159)**	**$712,888**	**$1,721,200**
Interest Incurred	$0	$0	$0
Depreciation and Amortization	$21,025	$71,833	$108,084
Gain or Loss from Sale of Assets			
Income Taxes	$0	$98,574	$322,623
Total Expenses	**$3,438,571**	**$8,502,970**	**$13,728,356**

30


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Net Profit	($148,184)	$542,480	$1,290,494
Net Profit / Sales	(5%)	6%	9%

31



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash	$45,000	$223,757	$516,088	$815,634	$948,527	$857,399	$748,684	$577,105	$423,786	$185,500	$29,910	($27,060)	$329,339
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$250,000	$226,515	$177,718	$223,845	$292,436	$376,845	$480,285	$668,268	$956,555	$1,423,168	$1,528,639	$1,496,000	$1,243,496
Other Current Assets		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$96,000
Total Current Assets	**$295,000**	**$450,272**	**$693,806**	**$1,039,479**	**$1,240,963**	**$1,234,244**	**$1,228,969**	**$1,245,372**	**$1,380,341**	**$1,608,668**	**$1,558,549**	**$1,468,939**	**$1,668,834**
Long-Term Assets		$500	$3,000	$8,000	$18,000	$33,000	$58,000	$88,000	$123,000	$163,000	$207,000	$255,000	$305,000
Accumulated Depreciation		($8)	($58)	($192)	($492)	($1,042)	($2,008)	($3,475)	($5,525)	($8,242)	($11,692)	($15,942)	($21,025)
Total Long-Term Assets		**$492**	**$2,942**	**$7,808**	**$17,508**	**$31,958**	**$55,992**	**$84,525**	**$117,475**	**$154,758**	**$195,308**	**$239,058**	**$283,975**
Total Assets	**$295,000**	**$450,763**	**$696,747**	**$1,047,287**	**$1,258,471**	**$1,266,202**	**$1,284,961**	**$1,329,897**	**$1,497,816**	**$1,763,426**	**$1,753,857**	**$1,707,997**	**$1,952,809**
Accounts Payable	$60,000	$58,581	$64,944	$116,117	$205,905	$294,909	$363,467	$455,117	$646,971	$928,719	$918,530	$768,142	$804,487
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable	$0	$2,090	$5,748	$8,621	$3,658	$8,360	$14,630	$8,360	$18,810	$31,350	$18,810	$44,935	$81,510
Short-Term Debt	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004	$20,004
Prepaid Revenue													
Total Current Liabilities	**$80,004**	**$80,675**	**$90,696**	**$144,742**	**$229,567**	**$323,273**	**$398,101**	**$483,481**	**$685,785**	**$980,073**	**$957,344**	**$833,081**	**$906,001**
Long-Term Debt	$79,996	$78,329	$76,662	$74,995	$73,328	$71,661	$69,994	$68,327	$66,660	$64,993	$63,326	$61,659	$59,992

32



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Long-Term Liabilities	**$79,996**	**$78,329**	**$76,662**	**$74,995**	**$73,328**	**$71,661**	**$69,994**	**$68,327**	**$66,660**	**$64,993**	**$63,326**	**$61,659**	**$59,992**
Total Liabilities	**$160,000**	**$159,004**	**$167,358**	**$219,737**	**$302,895**	**$394,934**	**$468,095**	**$551,808**	**$752,445**	**$1,045,066**	**$1,020,670**	**$894,740**	**$965,993**
Paid-In Capital	$600,000	$800,000	$1,075,000	$1,425,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000	$1,600,000
Retained Earnings	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)	($465,000)
Earnings		($43,241)	($80,611)	($132,450)	($179,424)	($263,732)	($318,134)	($356,911)	($389,628)	($416,640)	($401,813)	($321,743)	($148,184)
Total Owner's Equity	**$135,000**	**$291,759**	**$529,389**	**$827,550**	**$955,576**	**$871,268**	**$816,866**	**$778,089**	**$745,372**	**$718,360**	**$733,187**	**$813,257**	**$986,816**
Total Liabilities & Equity	**$295,000**	**$450,763**	**$696,747**	**$1,047,287**	**$1,258,471**	**$1,266,202**	**$1,284,961**	**$1,329,897**	**$1,497,816**	**$1,763,426**	**$1,753,857**	**$1,707,997**	**$1,952,809**

33



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

	Starting Balances	2021	2022	2023
Cash	$45,000	$329,339	$470,790	$1,664,223
Accounts Receivable	$0	$0	$0	$0
Inventory	$250,000	$1,243,496	$1,949,659	$1,949,664
Other Current Assets		$96,000	$276,000	$555,000
Total Current Assets	**$295,000**	**$1,668,834**	**$2,696,449**	**$4,168,887**
Long-Term Assets		$305,000	$405,000	$655,000
Accumulated Depreciation		($21,025)	($92,858)	($200,942)
Total Long-Term Assets		**$283,975**	**$312,142**	**$454,058**
Total Assets	**$295,000**	**$1,952,809**	**$3,008,591**	**$4,622,945**
Accounts Payable	$60,000	$804,487	$1,291,454	$1,535,607
Income Taxes Payable	$0	$0	$31,662	$79,717
Sales Taxes Payable	$0	$81,510	$96,187	$147,843
Short-Term Debt	$20,004	$20,004	$20,004	$20,004
Prepaid Revenue				
Total Current Liabilities	**$80,004**	**$906,001**	**$1,439,307**	**$1,783,171**
Long-Term Debt	$79,996	$59,992	$39,988	$19,984
Long-Term Liabilities	**$79,996**	**$59,992**	**$39,988**	**$19,984**
Total Liabilities	**$160,000**	**$965,993**	**$1,479,295**	**$1,803,155**
Paid-In Capital	$600,000	$1,600,000	$1,600,000	$1,600,000
Retained Earnings	($465,000)	($465,000)	($613,184)	($70,704)
Earnings		($148,184)	$542,480	$1,290,494
Total Owner's Equity	**$135,000**	**$986,816**	**$1,529,296**	**$2,819,790**
Total Liabilities & Equity	**$295,000**	**$1,952,809**	**$3,008,591**	**$4,622,945**

34



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

Cash Flow Statement (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Net Cash Flow from Operations												
Net Profit	($43,241)	($37,370)	($51,839)	($46,974)	($84,308)	($54,402)	($38,777)	($32,717)	($27,012)	$14,827	$80,070	$173,559
Depreciation & Amortization	$8	$50	$133	$300	$550	$967	$1,467	$2,050	$2,717	$3,450	$4,250	$5,083
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$23,485	$48,797	($46,127)	($68,592)	($84,409)	($103,440)	($187,983)	($288,288)	($466,613)	($105,471)	$32,639	$252,504
Change in Accounts Payable	($1,419)	$6,363	$51,173	$89,788	$89,004	$68,558	$91,650	$191,854	$281,749	($10,190)	($150,388)	$36,345
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$2,090	$3,658	$2,873	($4,963)	$4,702	$6,270	($6,270)	$10,450	$12,540	($12,540)	$26,125	$36,575
Change in Prepaid Revenue												
Net Cash Flow from Operations	($19,076)	$21,498	($43,786)	($30,440)	($74,461)	($82,048)	($139,913)	($116,651)	($196,619)	($109,924)	($7,303)	$504,066
Investing & Financing												
Assets Purchased or Sold	($500)	($2,500)	($5,000)	($10,000)	($15,000)	($25,000)	($30,000)	($35,000)	($40,000)	($44,000)	($48,000)	($146,000)
Net Cash from Investing	($500)	($2,500)	($5,000)	($10,000)	($15,000)	($25,000)	($30,000)	($35,000)	($40,000)	($44,000)	($48,000)	($146,000)
Investments Received	$200,000	$275,000	$350,000	$175,000								

35



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Dividends & Distributions												
Change in Short-Term Debt	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Long-Term Debt	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)	($1,667)
Net Cash from Financing	**$198,333**	**$273,333**	**$348,333**	**$173,333**	**($1,667)**	**($1,667)**	**($1,667)**	**($1,667)**	**($1,667)**	**($1,667)**	**($1,667)**	**($1,667)**
Cash at Beginning of Period	$45,000	$223,757	$516,088	$815,634	$948,527	$857,399	$748,684	$577,105	$423,786	$185,500	$29,910	($27,060)
Net Change in Cash	$178,757	$292,331	$299,547	$132,893	($91,128)	($108,715)	($171,580)	($153,318)	($238,286)	($155,591)	($56,970)	$356,399
Cash at End of Period	**$223,757**	**$516,088**	**$815,634**	**$948,527**	**$857,399**	**$748,684**	**$577,105**	**$423,786**	**$185,500**	**$29,910**	**($27,060)**	**$329,339**

36



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity LLC

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	($148,184)	$542,480	$1,290,494
Depreciation & Amortization	$21,025	$71,833	$108,083
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($993,496)	($706,164)	($5)
Change in Accounts Payable	$744,487	$486,967	$244,154
Change in Income Tax Payable	$0	$31,662	$48,055
Change in Sales Tax Payable	$81,510	$14,677	$51,656
Change in Prepaid Revenue			
Net Cash Flow from Operations	**($294,657)**	**$441,456**	**$1,742,436**
Investing & Financing			
Assets Purchased or Sold	($401,000)	($280,000)	($529,000)
Net Cash from Investing	**($401,000)**	**($280,000)**	**($529,000)**
Investments Received	$1,000,000		
Dividends & Distributions			
Change in Short-Term Debt	$0	$0	$0
Change in Long-Term Debt	($20,004)	($20,004)	($20,004)
Net Cash from Financing	**$979,996**	**($20,004)**	**($20,004)**
Cash at Beginning of Period	$45,000	$329,339	$470,790
Net Change in Cash	$284,339	$141,452	$1,193,432
Cash at End of Period	**$329,339**	**$470,790**	**$1,664,223**

37


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk
An investment in American Vanity, LLC (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the CONVERTIBLE PROMISSORY NOTE SERIES 2021 should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock and debt prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any CONVERTIBLE PROMISSORY NOTE SERIES 2021 purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the membership interest back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Minority Holder – Securities with no voting rights
The CONVERTIBLE PROMISSORY NOTE SERIES 2021 have no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

We have a limited operating history, and are subject to all of the risks and uncertainties of a new business. Starting in early 2019 we have directed our efforts to developing a luxury branded line of skin care products based on the "American Vanity" brand. We have only recently commenced sales of our products via our direct to consumer website and several retail partners. Due in part to the Covid 19 outbreak, we have achieved only limited revenue and distribution reach and future sales cannot be accurately forecasted given the limited history of sales. Additionally, although we now have more than 8 products offered for sale on our website, these products were not available to the public until the second quarter of 2020. Due to these factors, during the 2020 fiscal year, the first in which we have had product available for sale, we generated limited revenues from our luxury hemp skin care business. Because we have under two years of operations, we are subject to all of the risks and uncertainties normally associated with a new business, including potential manufacturing issues, difficulties establishing our marketing and distribution operations, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees, and difficulties in complying with all applicable federal, state and local regulatory and administrative requirements. As a new company, we expect to incur operating losses until, if ever, we successfully release a line of products that will generate enough revenues to become profitable and thereafter maintain profitability. There is no assurance that we will be able to validate and market products that will generate enough revenues for us to become profitable and thereafter maintain profitability. As a result, the Company cannot predict when, if ever, it might achieve profitability and cannot be certain that it will be able to sustain profitability, if achieved. Our lack of an operating history may make it difficult for you to evaluate our business prospects in connection with an investment in our securities. Without significant profitability, the Company will be unable to satisfy its obligations to creditors, including its obligations on the CONVERTIBLE PROMISSORY NOTE SERIES 2021, other than your right to convert into a membership interest in the Company.

We have had operating losses since formation and expect to continue to incur net losses for the near term. Although we have been in existence since January 2019, we did not enter the luxury brand skin care business until Q2 of 2020. We have reported net losses for the year ended December 31st 2019 and expect to do so for the year ending December 31, 2020. Unless our direct and wholesale revenues increase significantly, we anticipate that we will continue to incur net losses in the near term.

Operational risks
We have no ability or intention to manufacture our own products and packaging and plan to rely entirely on third parties for the manufacture of our ingredients, bottles and packages. Supply chain matters are not entirely controllable. Component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our business, fail to update and enhance processes and products to keep pace with changing industry standards, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and production of our products. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as those provided by our existing suppliers. If our costs significantly increase, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our products as a result of changes in third party suppliers could adversely affect our commitments to customers, future product sales, and negatively affect our revenue and operating earnings.



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We have generated limited revenues to date, and we can give no assurance that we will ever be able to generate significant product sales.

While we believe that we have the ability to significantly and quickly increase our product revenues in the future, the amount of such revenues is uncertain. To date, we have achieved limited sales of our products. To become profitable, we will have to successfully develop, manufacture, market and sell a number of skin care products.

There is no guarantee that our products will be accepted by consumers.

To date, we have had limited product sales with virtually no distribution and marketing reach. The market acceptance of skin care and cosmetic products varies significantly and cannot be predicted. Factors that may cause a skin care and cosmetic product to be accepted or rejected by consumers include price, quality of ingredients, effectiveness, packaging, availability, advertising, and numerous other intangible factors. Consumer demand for our products also may be affected by word of mouth testimonials, fads, and general consumer trends. Unless we can achieve a sufficient following of consumers who purchase our products, we will not operate profitably and may have to cease our operations. No assurance can be given that any of our products will achieve sufficient consumer acceptance.

We will need significant additional capital, without which we will have to curtail or cease operations.

Our business plan assumes that we will raise debt or equity financing in the near term in order to fund the commercial release of our products and our short term working capital needs. There can be no assurance that sufficient funding will be available to us at acceptable terms, or at all. If we are unable to obtain sufficient financing on a timely basis, the growth of our company and business will be delayed, and we could be forced to reduce the scope of our current and proposed business or otherwise limit or terminate our operations altogether. Any additional equity funding that we obtain will reduce the percentage ownership held by our existing security holders.

We are dependent on key personnel.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and retain additional employees in sales, marketing, operations, customer service, finance, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We are structured as a limited liability company.

We are structured as a Delaware limited liability company and the membership interests that CONVERTIBLE PROMISSORY NOTE SERIES 2021 are convertible into have restrictions on transferability and voting rights as they are set out in the limited liability company agreement of the Company. To exercise the conversion right you will first have to accept the terms of the limited liability company agreement of the Company as they are, without a right to amend.

We compete with numerous companies, including several multi-national companies that have significantly greater financial and other resources.

The skin care and cosmetic products business is highly competitive. We compete with hundreds of large and small cosmetics companies, including such companies as L'Oréal S.A., The Procter & Gamble Company, The Estée Lauder Companies Inc. and numerous other multi-national manufacturers. Most of our competitors market products that are well known and trusted by the consumer marketplace. Since virtually all of our competitors have significantly greater financial and other resources than we do, our competitors have the ability to spend more aggressively on advertising and marketing, spend more on product development and testing, and have more flexibility than we do to respond to changing business and economic conditions. Competition in the skin care business is based on pricing of products, the quality of the products, innovation, perceived value, promotional activities, advertising, new product



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

introductions, name recognition, and other factors. It is difficult for us to predict how we will be able to effectively compete with our competitors' actions in these areas.

We have no patent protection and may not be able to protect our proprietary rights.
Our ability to compete successfully will depend, in part, on the quality and uniqueness of our products. Although we have trademark protection in the U.S., for our principal trademarked brands, we have no product patent protection for any of our current or proposed products or any of the ingredients or compounds in our products. We may claim proprietary rights in various unpatented technologies, know-how and trade secrets relating to our products and manufacturing processes, and we intend to protect our proprietary rights in our product formulas and operations through contractual obligations with our consultants and vendors. However, because we do not have patent protection on any of our products or compounds, other companies can attempt to compete with us by imitating our products. We cannot guarantee the adequacy of the protections we intend to take to protect our proprietary rights, or that our competitors will not independently develop or produce products or processes that are substantially equivalent or superior to our products or processes.

While we will attempt to protect our proprietary information as trade secrets through agreements with each of our employees, licensing partners, consultants, agents and other organizations to which we disclose our proprietary information, we cannot give any assurance that these agreements will provide effective protection for our proprietary information in the event of unauthorized use or disclosure of such information.

We may be subject to product liability claims.
The development, manufacture, and sale of skincare products exposes us to the risk of damages from product liability or other consumer claims. Although each of our current and proposed products will be subject to industry accepted product tests to reduce the likelihood of any successful product liability claim against us, no assurance is given that we will not be subject to product liability claims in the future. While we currently maintain product liability insurance, a successful product liability claim could have a materially adverse effect on our business, financial condition and results of operations.

Projections are speculative and are based upon a number of assumptions.
Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth.
The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We could become subject to regulation.
All of our currently available products contain hemp extracts derived from industrial hemp plants. The use of hemp extracts became federally legal upon the signing of the Agricultural Improvement Act of 2018 on December 20, 2018. However, several states still ban the sale and use of hemp extracts. In addition, the legal status of topical skincare products featuring hemp extracts may change in the future due to federal regulation or FDA action. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

License of name and trademark.
The name "American Vanity" is a registered trademark of Global IP Box, LLC, a Delaware limited liability company. The Company is using the trademark under a ten year license that commenced on January 1, 2019.

Limitations on marketing hemp.
There are existing, and possible future, limitations on our ability to market our products using mainstream online marketing channels including advertising our products on Google, Facebook, Instagram, and through affiliate marketing.

Management has broad discretion as to the use of proceeds
The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company
Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, current officers are in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management team to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan
The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

You can lose 100% of your investment. Many small business startups like the Company fail. Skin care is an intensely competitive business and American Vanity may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.
There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales
Our ability to execute our business plans and expand our business is dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>


OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Units of Convertible Note at $1 per Unit			
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE OFFERING

9.   What is the purpose of this offering?

We have relied on our seed round to develop our formulations, build our brand, design and source packaging, etc. We are now looking for our A round to fund our marketing and expansion goals. With this raise, we are aiming to greatly expand distribution, both domestically and internationally as well as to fund direct to consumer marketing efforts. We believe with round will last us 18-24 months and bring us to profitability.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	$9,200.00	$984,400.00
Use of Net Proceeds		
Digital Marketing	$5,000.00	$350,000.00
Growth Payroll	$0.00	$150,000.00
Additional Inventory	$0.00	$250,000.00
Traditional Marketing and PR	$4,000.00	$125,000.00
General Operating Capital	$200.00	$109,400.00
Total Use of Net Proceeds	$9,200.00	$984,400.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

   a. Type - Convertible Note
   b. Terms: Maturity Date - March 31st, 2026
            Interest rate - 7%

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interest				
Membership interest	100%	100%	Yes ☑ No ☐	Yes ☐ No ☐ Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



Low Bound
$ 7,948,000
Pre-money valuation
$ 11,830,536
High Bound
$ 15,713,000
5 Valuation Methods
$ 6,171,200
Scorecard
$ 4,210,000
Checklist
$ 7,392,281
Venture Capital
$ 2,401,260
DCF with LTG
$ 42,911,422
DCF with Multiples
Method weights
24%
24%
16%
18%
18%

The weights for the above mentioned valuation methods are: Scorecard (24%), Check-list (24%), Venture Capital (16%), DCF- Long Term Growth (18%), and DCF with Multiples (18%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$11,830,536.**

The company has elected to go with a slightly more conservative valuation of $10,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Trademark Cosmetics	$16,225.00	0	NA	Outstanding credit extended by our manufacturer. No pre-determined due-date.
Jacob Stein	$100,000.00	5%	4/20/2025	

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We have used our seed round to build our team, formulate product, design and procure packaging, build our website, develop branding and procure marketing materials etc. To date we have achieved some revenue, this has been limited by the pandemic and related closure of spa and retail facilities. We currently have enough funds to last to the end of 2020, longer if necessary.



American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

AMERICAN VANITY, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 15, 2021

To: Board of Managers, AMERICAN VANITY, LLC

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of AMERICAN VANITY, LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year period ended December 31, 2019 and the inception period of November 28, 2018 through December 31, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

AMERICAN VANITY, LLC
BALANCE SHEETS
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	86,031	$	100
Inventory		187,755		0
Other current assets		15,432		0
Total current assets		289,218		100
Total Assets	$	289,218	$	100
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable and credit cards	$	19,951	$	0
Short-term loans payable, related party		8,912		2,774
Total Current Liabilities		28,864		2,774
Total Liabilities		28,864		2,774
MEMBERS' EQUITY				
Membership interest, net of distributions		525,100		100
Retained deficit		(264,747)		(2,774)
Total Members' Equity		260,354		(2,674)
Total Liabilities and Members' Equity	$	289,218	$	100



FP: truCrowd

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V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

AMERICAN VANITY, LLC
STATEMENT OF OPERATIONS
For calendar year ended December 31, 2019 and
the inception period November 28, 2018 through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 0	$ 0
Less: Cost of goods sold	0	0
Gross profit	0	0
Operating expenses		
General and administrative	89,147	2,774
Marketing and advertising	172,814	0
Total operating expenses	261,961	2,774
Net Operating Income (Loss)	(261,961)	(2,774)
Interest income / (expense)	(12)	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (261,973)	$ (2,774)


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

AMERICAN VANITY, LLC
STATEMENT OF MEMBERS' EQUITY
For calendar year ended December 31, 2019 and
the inception period November 28, 2018 through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Retained Deficit	Total Members' Equity
Balance as of November 28, 2018 (inception)	$ 0	$ 0	$ 0
Capital contributions	100		100
Net income (loss)		(2,774)	(2,774)
Balance as of December 31, 2018	$ 100	$ (2,774)	$ (2,674)
Capital contributions	525,000		525,000
Net income (loss)		(261,973)	(261,973)
Balance as of December 31, 2019	$ 525,100	$ (264,747)	$ 260,354



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

AMERICAN VANITY, LLC
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2019 and
the inception period November 28, 2018 through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (261,973)	$ (2,774)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in inventory	(187,755)	0
(Increase) decrease in other current assets	(15,432)	0
Increase (decrease) in accounts payable and credit cards	19,951	0
Net cash used in operating activities	(445,209)	(2,774)
Investing Activities		
Acquisition of fixed assets	0	0
Net cash used in investing activities	0	0
Financing Activities		
Proceeds from capital contribution	525,000	100
Proceeds from / (repayment) of short-term loans and credit lines	6,138	2,774
Net change in cash from financing activities	531,138	2,874
Net change in cash and cash equivalents	85,931	100
Cash and cash equivalents at beginning of period	100	0
Cash and cash equivalents at end of period	$ 86,031	$ 100


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

AMERICAN VANITY, LLC
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ended December 31, 2019 and
the inception period November 28, 2018 through December 31, 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

AMERICAN VANITY, LLC (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on November 28, 2018 ("Inception"). The Company provides content and tangible products for sale through its website. Beginning in 2020, the Company intends to expand its revenue growth by extending into affiliate marketing and selling directly to consumers in retail outlets.

Since Inception, the Company has primarily relied on securing funding from its founders. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $86,031 and $100 of cash on hand, respectively.

Fixed Assets and Other Long-Lived Assets

Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019 and 2018 the Company had no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer. In 2020, the Company will pursue more affiliate marketing revenue strategies and will then record revenue as the commissions are earned.

Cost of Goods Sold
For the years ending December 31, 2019 and 2018, cost of goods were recorded as product sales revenue was recorded.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has minimal debt, consisting primarily of founders advances, a low interest, no-maturity rolling credit account that was obtained primarily for initial organizational and set-up activities.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its partnership income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

Furthermore, the Company is a partnership for federal tax purposes meaning that all items of income, deduction, credit and gain are passed through and accounted for in the taxation of the members of the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

NOTE 7 – EQUITY

As of the end of December 31, 2019, the Company was a limited liability company with six members holding all of the outstanding membership interest of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has some advances from founders treated as low-interest short-term credit.

Because this is a transaction between insiders of the Company, there is no guarantee that it represents the terms that would otherwise be available if the loan had been made on arm's length terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through a FINRA approved Regulation CF portal and the portal and advisors are being compensated under customary terms for facilitating the Crowdfunded Offering.

PPP Loans
In April 2020 and in response to the COVID-19 pandemic, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") totaling $43,187. The PPP bears an interest rate of 1 percent per annum but is forgivable if the Company meets the conditions set forth by the SBA. The Company expects to meet those conditions.

Management's Evaluation
Management has evaluated subsequent events through January 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii) bars such person from being associated with any entity or from participating in



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.



FP: truCrowd

A
V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: americanvanity.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (THE "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS NOTE MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: American Vanity LLC
Maturity Date: March 31, 2026

Principal Amount: $ _____
Interest Rate: 7%
Conversion Option: On Maturity

American Vanity, LLC, a Delaware limited liability company and any successor or resulting legal entity by way of merger, consolidation, sale or exchange of all or substantially all of the assets (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is defined below) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is defined below), and to pay interest thereon from the Closing Date, at the rate of Seven Percent (7%) per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be non-compound and shall be calculated on the basis of a 365-day year. Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Membership Units of the Company as more fully set forth herein. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding to qualified purchasers on the funding portal Fundanna.com (truCrowd, Inc.).

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:
"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.
"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).
"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Delaware are authorized or obligated to close.
"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Membership Units on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.
"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.
"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.
"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Membership Units on such day as set forth in Section 3.1.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.
"Event of Default" has the meaning set forth in Section 6.1.
"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.
"Maturity Date" or **"maturity"** means March 31,, 2026.
"Membership Units" means Class A Units, as that term is defined in the limited liability company agreement of the Company.
"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.
"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.
"SEC" means the United States Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1 Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2 Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and terms dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3 Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4 Repayment of Interest. Simple (non-compound) interest shall accrue at the rate of seven percent 7% per annum payable in arrears at maturity.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

SECTION 2.5 Repayment at Maturity and Prepayment. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company or of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Membership Units, as provided for herein.

The Note may be prepaid, either in whole or in part, at any time or from time to time without premium or penalty and without the consent of the Holder.

SECTION 2.6 Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to all convertible promissory notes issued pursuant to the Regulation Crowdfunding. In the event the Company is obligated to repay all convertible promissory notes and does not have sufficient funds to repay the Notes in full, payment shall be made to all note holders on a pro rata basis. If the Company is not obligated to repay the notes (such as prior to maturity), but chooses to repay them, the Company may then choose to repay some notes, including this Note, and convert other notes, including this Note.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1 Conversion. At any time prior to and including Maturity Date, the Company shall have the option to convert this Note, fully or partially, into Membership Units. At Maturity Date, the Holder shall have the option to convert this Note into Membership Units. If neither the Company nor the Holder exercise their conversion privilege, this Note shall automatically convert into Membership Units at Maturity Date. On conversion, the entire unpaid Principal Amount plus accrued and unpaid interest shall convert into a number of Class A Units that is equal to the sum of the unpaid Principal Amount and accrued and unpaid interest, as if each Class A Unit had a value of $1. If the conversion of the Note would result in the issuance of a fractional unit, the number of Class A Units issued to the Holder shall be rounded up and no fractional interests shall be issued.

Depending on the terms of the Regulation Crowdfunding and the promotion and incentives set forth therein, the Holder may be entitled to a greater number of Class A Units than indicated above. In that case the Company shall calculate and issue to Holder the number of Class A Units that the Holder is entitled to based on the incentive (if any) received by the Holder.

SECTION 3.2 Conversion Procedure. If the Company elects to convert this Note, it shall provide the Holder with a Conversion Notice at least five (5) Business Days prior to conversion. If the Holder elects to convert this Note, it shall provide the Company a Conversion Notice not more than twenty Business Days and not less than five Business Days prior to Maturity Date. The date and time of conversion shall be specified in the Conversion Notice (the "Conversion Date") and cannot be more than twenty Business Days and not less than five Business Days following the date of the Conversion Notice and cannot be later than Maturity Date. The Conversion Notice may be delivered to the other party by regular mail or electronic mail.

No Conversion Notice shall be required for automatic conversion at Maturity Date, and on automatic conversion the Maturity Date shall be the Conversion Date.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

On Conversion Date the Company shall convert this Note and issue the Membership Units in the manner provided below in this Section 3.2, and all rights associated with the beneficial ownership of the Membership Units shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Membership Units in connection with such conversion.

As promptly as practicable after providing or receiving the Conversion Notice, and following the execution of any agreements that the Company may require the Holder to exercise (such as the Joinder Agreement, in the form attached hereto as Exhibit D), or any actions that the Company may require the Holder to complete (like delivering this original Note to the Company), the Company shall (i) issue the Membership Units in accordance with the provisions of this Article 3 and (ii) cause to be mailed or emailed a certificate or certificate(s) representing the number of Membership Units to which the Holder is entitled by virtue of such conversion. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Membership Units shall be issuable shall be deemed to have become the holder or holders of record of the Membership Units represented thereby, and all rights associated with the beneficial ownership of such Membership Units shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Membership Units which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3 Surrender of Notes. Upon any conversion of this Note, or redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in Membership Units) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with its Membership Units).

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1 Status of Note. This Note constitutes a legal, valid, and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization, and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2 Restrictions on Transfer. This Note, and any Membership Units deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Membership Units to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Membership Units may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared



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V

American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

effective by the SEC. The Membership Units are subject to further restrictions on transfer and assignment as set forth in the limited liability company agreement of the Company.

Each certificate of Membership Units deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

Each certificate of Membership Units may include other restrictive legends as required by the limited liability company agreement of the Company.

ARTICLE V.
COVENANTS

SECTION 5.1 Company Covenants and Representations. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations, and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company.

Company is a limited liability company in good standing under the laws of the State of Delaware.

SECTION 5.1 Holder Covenants and Representations. Holder hereby represents and warrants to, and covenants with the Company, as follows:

(A) Holder has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the business prospects and financial condition of the Company and to obtain any additional information it desires, to the extent available; and Holder has received from the Company all the information that it has requested and that it considers necessary or appropriate for purposes of deciding whether to enter into this Agreement.

(B) Holder believes that lending the Principal Amount to the Company is suitable for it based upon its investment objectives and financial needs. Holder (i) has adequate means for providing for its current financial needs and contingencies; (ii) has no need for liquidity in such loan and/or investment; (iii) can afford a complete loss of such loan and/or investment; and (iv) does not have an overall commitment to investments which are not readily marketable that is disproportionate to its net worth.

(C) Holder has such knowledge and experience in financial and business matters that it is capable of reading and interpreting financial statements and evaluating the merits and risk of an investment in the Membership Units; and Holder has the net worth to undertake such risks. Holder was not organized for purposes of investing in the Membership Units.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(D) Holder acknowledges that neither the Note nor the Membership Units that it is convertible into, have been registered under the Securities Act of 1933, as amended ("Act"), have been registered or qualified under any applicable state securities laws; are being offered by the Company to Holder in reliance upon exemptions from the registration and qualification requirements of the Act and such state laws. Holder understands that the Membership Units are “restricted securities” under the Act, and that, as such, the Membership Units may not be resold without registration under the Act and registration or qualification under applicable state securities laws or an applicable exemption there from. Holder acknowledges that the certificates evidencing the Membership Units will bear a legend indicating that the Membership Units are subject to restrictions on resale under the Act, applicable state securities laws, and the limited liability company agreement of the Company.

ARTICLE VI.

EVENTS OF DEFAULT; REMEDIES

SECTION 6.1 Events of Default. **“Event of Default”** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder. If the Company fails to convert this Note into Membership Units through no fault of its own (such as a failure of Holder to execute a Joinder Agreement, failure by Holder to deliver the original Note to the Company, or a force majeure event), then that shall not constitute an Event of Default;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days; or

E. The institution by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent



FP: truCrowd

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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action.

SECTION 6.2 Acceleration of Maturity. If an Event of Default occurs and is not cured within 10 Business Days, the Maturity Date of this Note shall accelerate to ten days following the Event of Default, and either the optional or automatic conversion of this Note into Membership Units shall apply.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1 Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.2 Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, by regular mail, or by electronic mail, and shall be deemed given when sent to the Company at its principal place of business or at its designated electronic mail address or to the Holder as indicated on the Subscription Agreement, attached hereto as Exhibit C.

SECTION 7.3 Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Parties irrevocably submit to the exclusive jurisdiction of the courts of the State of California, Los Angeles County and the United States District Court located for the Central District of California, and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum.

SECTION 7.4 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily, and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.5 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.6 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

SECTION 7.7 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note. This Note is for the sole and exclusive benefit of the Holder, and no third party shall have any rights hereunder.

SECTION 7.8 Invalidity. If any of the provisions of this Note shall be held to be invalid or unenforceable, the determination of invalidity or unenforceability of any such provision shall not affect the validity or enforceability of any other provision or provisions hereof.

SECTION 7.9 No Member Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a member of the Company, including, without limitation, the right to vote, to receive distributions, or to receive any notice of, or to attend, meetings of members or any other proceedings of the Company, unless and to the extent converted into Membership Units in accordance with the terms hereof.

SECTION 7.10 Entire Agreement. This Note and the Subscription Agreement contain the entire integrated agreement between the parties respecting the subject matter of this Note and supersede all prior and contemporaneous understandings and agreements, whether oral or in writing, between the parties respecting the subject matter of this Note.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

American Vanity, LLC
a Delaware limited liability company

By: ______________________________
Gregory Zilberbrand, Manager

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE

The undersigned desires to loan the Company the Principal Amount shown and indicated in the Subscription Agreement. The Subscription Agreement is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: ______________________________ Signature: __________________________



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Name: ______________________________

Title: ______________________________

Second signatory if applicable
Date: ______________________________ By: _________________________________

Name: ______________________________

Title: ______________________________

EXHIBIT B
NOTE CONVERSION NOTICE
FOR MEMBERSHIP UNITS

TO: American Vanity, LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $__________ Principal Amount and $______________ Interest of the Note into ____________ Membership Units in accordance with the terms of the Note at the Conversion Ratio then in effect.
The number of Membership Units to be received on conversion is calculated as follows:

____

The Membership Units and any related certificates deliverable upon conversion and the Note reissued in the Principal Amount not being surrendered for conversion hereby (if any), shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below; provided, however, that the Holder has delivered to the Company the executed Joinder Agreement and the original Note, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Membership Units shall be registered shall be deemed to have become the holder or holders of record of the Membership Units represented thereby and all rights associated with the beneficial ownership of such Membership Units shall at such time vest with such Person or Persons.

Date and time: __________________



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

By: ___________________________

Title: _________________________

Fill in for registration of Note:
Please print name and address:

____

____
(including ZIP code number):

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an American Vanity, LLC, a Delaware limited liability company (the "Company", "we" "our") Convertible Note (the "**Note**" or the "**Securities**") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1. Purchase and Sale of the Note.

(a) The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b) Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for American Vanity, LLC.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated significant revenues and that there is a substantial risk that the Company will default on its obligations under the Note.

(c)   Subscriber acknowledges that neither the Note nor the Membership Units that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Membership Units that may be issued on conversion. As a result, the Membership Units may have to be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs, and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(i) Subscriber acknowledges that an investment in the Note or the Membership Units is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Note, including a total loss of his/her/its investment.

(j) Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Note.

(k) Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l) Subscriber understands that all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

Each certificate of Membership Units may also include other restrictive legends as required by the limited liability company agreement of the Company.

(m) Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n) Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a) The Company is duly organized and validly exists as a limited liability company in good standing under the laws of the State of Delaware.


OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

(b)　　The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)　　All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.　　　Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties, and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.　　　Compliance with Laws and Other Instruments. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.　　　Update of Representations and Warranties, Reliance by the Company**.** All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.　　　Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.　　　Miscellaneous.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(a) Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws and subject to the limitations placed on transferability as set forth in the Note.

(b) Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c) Subscriber has read and has accurately completed this entire Subscription Agreement.

(d) This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e) Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f) Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by electronic mail, (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

(g) Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, without reference to its conflicts of law provisions, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i) Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Superior Court of the State of California, Los Angeles County, or the United States District Court for the Central District of California.

(j) If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(k) The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l) This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m) All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n) This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o) Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to American Vanity, LLC, 16000 Ventura Boulevard, Suite 1000, Encino, California 91436 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by mail or personal delivery shall be effective when sent. A copy of all notices sent to the Company shall be delivered with an email copy to gregz@americanvanity.com.

(p) Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

Purchase Price

_____   _____

Print or Type Name   Print or Type Name (Joint Owner)

_____   _____

Signature   Signature (Joint Owner)

_____   _____

Date   Date (Joint Owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date set forth above, as to an aggregate of $_____ of the Company's Note.



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American Vanity LLC
16350 Ventura BlvdSuite D304
Encino, CA 91436
8184469569

OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

American Vanity, LLC
a Delaware limited liability company

By: ___________________________________
Gregory Zilberbrand, Manager

EXHIBIT D

JOINDER TO THE LIMITED LIABILITY COMPANY AGREEMENT

OF AMERICAN VANITY, LLC

Effective as of ________________[Conversion Date], the undersigned is executing and delivering this Joinder to the Limited Liability Company Agreement of American Vanity, LLC, a Delaware limited liability company (the "Company"), dated February 1, 2021 (as amended from time to time in accordance with its terms, the "LLC Agreement"), by and among the Company and the Company's members named therein from time to time. Capitalized terms used but not defined herein have the meaning ascribed to them in the LLC Agreement. The undersigned acknowledges that he has received and read the LLC Agreement.

By executing and delivering to the Company this Joinder, the undersigned hereby agrees to become a party to, to be bound by and to comply in full with the provisions, terms, covenants, conditions, limitations and restrictions of the LLC Agreement, in the same manner as if the undersigned were an original signatory to the LLC Agreement.

The Company shall amend the Exhibit to the LLC Agreement to reflect the admission of the undersigned as a Member. This Joinder shall be binding upon any assignee, transferee, heir, or legatee of the Member. This Joinder is governed by the laws of the State of Delaware. This Joinder may be executed in multiple counterparts, each of which shall constitute an original and all of which shall constitute one and the same document.

IN WITNESS THEREOF, the undersigned has executed this Joinder to the LLC Agreement as of the date set forth above.

Print Name: ________________________

____
Signature



OFFERING STATEMENT

10,000 Units of Convertible Note at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

ACCEPTED AND AGREED:

AMERICAN VANITY, LLC, a Delaware limited liability company

By: _____

Gregory Zilberbrand, Manager